Sanofi-aventis provides an

R&D Pipeline update

-	CHMP Positive opinion for DuoPlavin® in Cardiology

-	FDA Fast Track designation with Rolling Submission obtained for Cabazitaxel in Prostate Cancer

-	Discontinuation of Development for Eplivanserin in Insomnia

-	Discontinuation of Development for Idrabiotaparinux in Atrial Fibrillation

Paris, France – December 21, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today an update of its R&D pipeline for four of its projects: DuoPlavin® in cardiology, cabazitaxel in oncology, eplivanserin in insomnia and idrabiotaparinux in thrombosis.

On December 17, 2009, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) adopted a positive opinion, recommending to grant a marketing authorisation for DuoPlavin®, a new fixed combination of clopidogrel hydrogen sulphate and acetylsalicylic acid. The drug is indicated for prevention of atherothrombotic events in adult patients with acute coronary syndrome who are already taking both clopidogrel and acetylsalicylic acid (ASA). The benefit with DuoPlavin® is its simplification of treatment.

The Food and Drug Administration (FDA) has granted a fast track designation allowing a rolling submission of a New Drug Application (NDA) for cabazitaxel in second-line prostate cancer. This rolling submission has already started. A rolling submission is an FDA provision that allows for completed sections of a New Drug Application to be submitted on an ongoing basis.

The primary endpoint of the Phase III TROPIC study, which was overall survival, met statistical significance. The results of this study will be presented at the next ASCO GU cancers congress (American Society of Clinical Oncology – Genito-Urinary) in March 2010.

The company has ongoing discussions with the EMEA regarding the European Union submission for cabazitaxel.

Further to the complete response letter issued by the FDA in September 2009, and considering the needs for significant further clinical developments and market access constraints, the eplivanserin submission dossier in insomnia will be withdrawn in the United States and in Europe.

In the BOREALIS trial, idrabiotaparinux was developed for the prevention of thromboembolic events in patients with atrial fibrillation. Considering recent therapeutic advances in this field, this compound does not appear able to bring significant improvement in the care of these patients. Therefore, the development in this indication is discontinued.

Sanofi-aventis www.sanofi-aventis.com Media Relations: Tél. : (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com Investor Relations: Tel.: (+) 33 1 53 77 45 45 - Email : IR@sanofi-aventis.com

1 / 2

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

2 / 2